BIT DIGITAL, INC.

33 Irving Place

New York, NY 10013

January 18, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Amendment No. 5 to Registration Statement on Form F-3
Last Filed January 11, 2022
File No. 333-260241

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the Staff’s Comment Letter dated January 11, 2022. We have submitted Amendment No. 5 (the “Amendment”) to the Registration Statement on Form F-3 (the “Registration Statement”) on this date reflecting the Company’s response, as well as to update certain P.R.C. disclosure.

We believe that the response below addresses the Staff’s comment and we are fully available to the Staff to respond to any additional matters. We reiterate all of the concerns set forth in our January 11, 2022 response letter and desire to submit an acceleration request as soon as possible and have the Registration Statement declared effective this week. Thank you in advance.

Set forth below is the Company’s response, with the comment repeated below for reference.

Amendment No. 4 to Registration Statement on Form F-3

General

1.	Please revise your disclosure on pages 2 and 19 to clarify that on December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA. In this regard, please note that the HFCAA finalized by the SEC differs from the Accelerating Holding Foreign Companies Act, which was passed by the Senate in June 2021. Please revise your disclosure to clarify that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA to reduce the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Response to No. 1

This comment has been complied with on pages 2 and 19.

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Bryan Bullett
Bryan Bullett, Chief Executive Officer

cc:	Elliot H. Lutzker, Esq.
Robert W. Downes, Esq. (Sullivan & Cromwell LLP)